Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – SEPTEMBER 8, 2008

BAYTEX ENERGY TRUST TO PRESENT AT PETERS & CO. 2008 NORTH AMERICAN OIL AND GAS CONFERENCE

CALGARY, ALBERTA (September 8, 2008) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) is pleased to announce that Anthony Marino, President and Chief Operating Officer, will be presenting at the 2008 North American Oil and Gas Conference hosted by Peters & Co. on Wednesday, September 10, 2008 at 8:15 am EST (6:15 a.m. MST) in Toronto, Ontario. Presentation slides will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The live webcast (audio only) version of the conference can also be accessed via the following URL:

URL: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2384140.

 A re-play of the webcast will be available within 24 hours following the webcast for 90 days.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust Units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Ray Chan, Chief Executive Officer	Telephone: (403) 267-0715
Anthony Marino, President and C.O.O.	Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Erin Cripps, Investor Relations	Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca